Exhibit 2(a)


Duke Power Company                                         News Release
P.O. Box 1009
Charlotte, NC 28201-1009


(Duke Power logo appears here) DUKE POWER

May 28, 1997                              CONTACT: Randy Wheeless
                                                   Duke Power
                                          Office : 704/382-8379
                                          24-Hour: 704/594-0681

                                                 : John Barnett
                                                     PanEnergy
                                                 : 713/627-4072

DUKE POWER AND PANENERGY MERGER WINS FEDERAL ENERGY REGULATORY COMMISSION
APPROVAL


CHARLOTTE, N.C., & HOUSTON -- The Federal Energy Regulatory Commission (FERC) today approved the proposed $7.7 billion merger between Duke Power Co. and Houston-based PanEnergy Corp.

The new company will be known as Duke Energy Corporation, with headquarters in Charlotte and substantial operations in Houston. The merger is expected to become final in mid-June.

The merger has already been approved by the state utilities commissions of North Carolina and South Carolina and the shareholders of both companies. The Federal Trade Commission also granted early termination of the waiting period prescribed under the Hart-Scott-Rodino Antitrust Improvements Act.

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"We are pleased with FERC's timely approval and are looking forward to Duke
Energy becoming a reality," said Duke Power President and Chief Operating Officer (COO) Richard B. Priory. "We believe Duke Energy has a dynamic future and our customers will benefit from the combination of these two companies."

"I applaud FERC's prompt action in processing our application in a timely manner," said Paul Anderson, chairman, president and chief executive officer
(CEO) of PanEnergy. "We can now focus on developing the leading integrated energy company in North America."

Once the merger is complete, Priory will become chairman and CEO of Duke Energy. Anderson will become Duke Energy's president and COO. William H. Grigg, current Duke Power chairman and CEO will retire with completion of the merger as previously announced.

Announced on Nov. 25, 1996, the combination creates an unparalleled integrated energy provider that unites Duke Power, one of the leading investor-owned electric utilities in the nation, with PanEnergy, one of the leading energy services companies handling more than 15 percent of the natural gas consumed in the United States.

Under the terms of the proposed merger, each outstanding share of PanEnergy common stock would be converted into the right to receive 1.0444 shares of Duke Power common stock.

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Duke Power is one of the nation's largest investor-owned electric utilities, serving 1.8 million customers in North Carolina and South Carolina. Through its Associated Enterprises Group, Duke Power also provides energy services and consulting to customers and utilities worldwide.

PanEnergy Corp.-- one of North America's leading energy services companies-- operates more than 37,000 miles of natural gas pipeline, delivering gas primarily to Northeast and Midwest markets. The company is also one of the nation's largest natural gas gatherers and processors and markets liquefied petroleum gases and related energy services throughout the United States and Canada. Through its recently formed venture with Mobil, PanEnergy is one of the leading marketers of natural gas and electricity in North America. The company also has other energy interests worldwide.

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